UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

SEALY CORPORATION

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

812139301

(CUSIP Number)

David J. Sorkin, Esq.

Kohlberg Kravis Roberts & Co.

9 West 57th Street, Suite 4200

New York, New York 10019

212-750-8300

and

Joseph H. Kaufman, Esq.

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, New York 10017

212-455-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 26, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 812139301

1.	Name of Reporting Person Sealy Holding LLC

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 165,373,264*

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 165,373,264*

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 165,373,264*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 74.2%

14.	Type of Reporting Person OO

*Represents the aggregate number of shares of common stock of Sealy Corporation beneficially owned by Sealy Holding LLC.  See Item 5 of the Statement on Schedule 13D.

CUSIP No. 812139301

1.	Name of Reporting Person KKR Millennium Fund L.P.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 165,373,264*

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 165,373,264*

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 165,373,264*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 74.2%

14.	Type of Reporting Person PN

*Represents the aggregate number of shares of common stock of Sealy Corporation beneficially owned by Sealy Holding LLC.  See Item 5 of the Statement on Schedule 13D.

CUSIP No. 812139301

1.	Name of Reporting Person KKR Associates Millennium L.P.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 165,373,264*

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 165,373,264*

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 165,373,264*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 74.2%

14.	Type of Reporting Person PN

*Represents the aggregate number of shares of common stock of Sealy Corporation beneficially owned by Sealy Holding LLC.  See Item 5 of the Statement on Schedule 13D.

CUSIP No. 812139301

1.	Name of Reporting Person KKR Millennium GP LLC

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 165,373,264*

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 165,373,264*

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 165,373,264*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 74.2%

14.	Type of Reporting Person OO

*Represents the aggregate number of shares of common stock of Sealy Corporation beneficially owned by Sealy Holding LLC.  See Item 5 of the Statement on Schedule 13D.

CUSIP No. 812139301

1.	Name of Reporting Person KKR Fund Holdings L.P.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 165,373,264*

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 165,373,264*

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 165,373,264*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 74.2%

14.	Type of Reporting Person PN

*Represents the aggregate number of shares of common stock of Sealy Corporation beneficially owned by Sealy Holding LLC.  See Item 5 of the Statement on Schedule 13D.

CUSIP No. 812139301

1.	Name of Reporting Person KKR Fund Holdings GP Limited

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 165,373,264*

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 165,373,264*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 165,373,264*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 74.2%

14.	Type of Reporting Person OO

*Represents the aggregate number of shares of common stock of Sealy Corporation beneficially owned by Sealy Holding LLC.  See Item 5 of the Statement on Schedule 13D.

CUSIP No. 812139301

1.	Name of Reporting Person KKR Group Holdings L.P.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 165,373,264*

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 165,373,264*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 165,373,264*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 74.2%

14.	Type of Reporting Person PN

*Represents the aggregate number of shares of common stock of Sealy Corporation beneficially owned by Sealy Holding LLC.  See Item 5 of the Statement on Schedule 13D.

CUSIP No. 812139301

1.	Name of Reporting Person KKR Group Limited

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 165,373,264*

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 165,373,264*

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 165,373,264*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 74.2%

14.	Type of Reporting Person OO

*Represents the aggregate number of shares of common stock of Sealy Corporation beneficially owned by Sealy Holding LLC.  See Item 5 of the Statement on Schedule 13D.

CUSIP No. 812139301

1.	Name of Reporting Person KKR & Co. L.P.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 165,373,264*

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 165,373,264*

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 165,373,264*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 74.2%

14.	Type of Reporting Person PN

*Represents the aggregate number of shares of common stock of Sealy Corporation beneficially owned by Sealy Holding LLC.  See Item 5 of the Statement on Schedule 13D.

CUSIP No. 812139301

1.	Name of Reporting Person KKR Management LLC

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 165,373,264*

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 165,373,264*

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 165,373,264*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 74.2%

14.	Type of Reporting Person OO

*Represents the aggregate number of shares of common stock of Sealy Corporation beneficially owned by Sealy Holding LLC.  See Item 5 of the Statement on Schedule 13D.

CUSIP No. 812139301

1.	Name of Reporting Person Henry R. Kravis

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 165,373,264*

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 165,373,264*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 165,373,264*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 74.2%

14.	Type of Reporting Person IN

*Represents the aggregate number of shares of common stock of Sealy Corporation beneficially owned by Sealy Holding LLC.  See Item 5 of the Statement on Schedule 13D.

CUSIP No. 812139301

1.	Name of Reporting Person George R. Roberts

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 165,373,264*

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 165,373,264*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 165,373,264*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 74.2%

14.	Type of Reporting Person IN

*Represents the aggregate number of shares of common stock of Sealy Corporation beneficially owned by Sealy Holding LLC.  See Item 5 of the Statement on Schedule 13D.

This Amendment No. 2 amends and supplements Items 4, 5, 6 and 7 of the statement on Schedule 13D filed on July 29, 2009, as amended by Amendment No. 1 to the Schedule 13D filed on October 13, 2009 (as so amended, the “Schedule 13D” or the “Statement”).  Capitalized terms used herein but not defined shall have the meanings set forth in the Schedule 13D.

Item 4.                     Purpose of Transaction

Item 4 of the Schedule 13D is amended and supplemented by restating the first paragraph under the heading “Directors of Sealy” to read in its entirety as follows:

The following persons serve as directors of Sealy as of the date hereof:

Paul J. Norris, a senior advisor to Kohlberg Kravis Roberts & Co. L.P. (together with its affiliates, “KKR”), was elected a director of Sealy effective January 2006.  Dean B. Nelson, an executive of Capstone Consulting LLC, which provides consulting services to KKR and its portfolio companies, was elected a director of Sealy effective April 6, 2004.  Simon E. Brown, an executive at KKR, previously served as a director of Sealy during 2004 and 2005 and was re-elected as a director of Sealy effective November 2010.  As a director of Sealy, each of Messrs. Norris, Nelson and Brown may have influence over the corporate activities of Sealy, including activities which may relate to transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 4 of the Schedule 13D is also amended and supplemented by adding the following at the end thereof:

As described in Item 6 of this Amendment No. 2, on September 26, 2012, in connection with the Agreement and Plan of Merger between Sealy and Tempur-Pedic International Inc., Sealy Holding LLC executed a Support Agreement. The descriptions of the Agreement and Plan of Merger and Support Agreement set forth in Item 6 of this Amendment No. 2 are incorporated herein by reference.

Item 5.                     Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

The information set forth in Item 2 of this Schedule 13D is hereby incorporated herein by reference.

The information contained on the cover pages of this Schedule 13D is incorporated herein by reference.

(a) and (b).  The ownership percentages set forth below are based on 104,082,411 shares of Common Stock outstanding as of September 20, 2012 as set forth in the Quarterly Report on Form 10-Q filed by Sealy with the Securities and Exchange Commission on September 28, 2012, plus, in each applicable case, the number of shares of Common Stock issuable to a person upon conversion of the Convertible Notes or in respect of vested restricted stock units beneficially owned by such person.

Sealy Holding LLC directly held 46,625,921 shares of Common Stock on September 26, 2012, representing 44.8% of the outstanding Common Stock.  Pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended, as of September 26, 2012, Sealy Holding LLC may be deemed to beneficially own an additional 118,747,343 shares of Common Stock that are subject to issuance upon conversion of the Convertible Notes that it holds.  The 118,747,343 shares of Common Stock issuable upon conversion of Sealy Holding LLC’s Convertible Notes combined with the 46,625,921 shares of Common Stock directly held would constitute approximately 74.2% of the Common Stock outstanding upon such conversion.  Each of KKR Millennium Fund L.P. (as the senior member of Sealy Holding LLC); KKR Associates Millennium L.P. (as the sole general partner of KKR Millennium Fund L.P.); KKR Millennium GP LLC (as the sole general partner of KKR Associates Millennium L.P.); KKR Fund Holdings L.P. (as the designated member of KKR Millennium GP LLC); KKR Fund Holdings GP Limited (as a general partner of KKR Fund Holdings L.P.); KKR Group Holdings L.P. (as a general partner of KKR Fund Holdings L.P. and the sole shareholder of KKR Fund Holdings GP Limited); KKR Group Limited (as the sole general partner of KKR Group Holdings L.P.); KKR & Co. L.P. (as the sole shareholder of KKR Group Limited); KKR Management LLC (as the sole general partner of KKR & Co. L.P.) and Henry R. Kravis and George R. Roberts (as the designated members of KKR Management LLC) may be deemed to have or share beneficial ownership of the shares of Common Stock beneficially owned by Sealy Holding LLC.  KKR Partners III, L.P. is also a member of Sealy Holding LLC. The filing of this Schedule 13D shall not be construed as an admission that any person listed in Item 2 or this Item 5 is the beneficial owner of any securities covered by this Statement.

As reported on a Form 4 filed with the Securities and Exchange Commission on July 14, 2009, Mr. Nelson may be deemed to beneficially own 171,039 shares of Common Stock that are subject to issuance upon conversion of the Convertible Notes that he holds. As reported on a Form 4 filed with the Securities and Exchange Commission on May 5, 2011, Mr. Nelson may also be deemed to beneficially own 23,077 shares of Common Stock. The shares of Common Stock issuable upon conversion of Mr. Nelson’s Convertible Notes along with the number of shares of Common Stock Mr. Nelson otherwise beneficially owns would constitute approximately 0.09% of the Common Stock outstanding.

As reported on a Form 4 filed with the Securities and Exchange Commission on July 14, 2009, Mr. Norris may be deemed to beneficially own 161,455 shares of Common Stock, which is subject to issuance upon conversion of the Convertible Notes that he holds.  As reported on a Form 4 filed with the Securities and Exchange Commission on May 5, 2011, Mr. Norris may also be deemed to beneficially own 23,077 shares of Common Stock. The shares of Common Stock issuable upon conversion of Mr. Norris’s Convertible Notes along with the number of shares of Common Stock Mr. Norris otherwise beneficially owns would constitute approximately 0.08% of the Common Stock outstanding.

In addition, as reported on a Form 4 filed with the Securities and Exchange Commission on May 11, 2011, Mr. Brown may be deemed to beneficially own 23,077 shares of Common Stock, which constitute approximately 0.01% of the Common Stock outstanding.

(c).  Except for the accrual of interest on the Convertible Notes which is payable in kind as set forth in Item 3 of the Schedule 13D, to the best knowledge of each of the Reporting Persons, none of the Reporting Persons, nor any other persons named in Items 2 or 5(a) and (b) has engaged in any transaction during the past 60 days in any shares of Common Stock.

(d).  To the best knowledge of the Reporting Persons, no one other than the Reporting Persons, the partners, members, affiliates or shareholders of the Reporting Persons and any other persons named in Items 2 or 5(a) and (b) has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock.

(e).  Not applicable.

Item 6.                     Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is amended and supplemented by adding the following at the end thereof:

Merger Agreement

On September 26, 2012, Sealy entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Tempur-Pedic International Inc. (“Tempur”), and Silver Lightning Merger Sub, a direct, wholly owned subsidiary of Tempur (“Merger Sub”).  The Merger Agreement provides for the acquisition of Sealy by Tempur by means of a merger (the “Merger”) of Merger Sub with and into Sealy, with Sealy being the surviving corporation.  As a result of the Merger, Sealy would become a wholly owned subsidiary of Tempur.  The Boards of Directors of Sealy, Tempur and Merger Sub have approved the Merger and the Merger Agreement.  On September 26, 2012, stockholders of Sealy, including the Reporting Persons, holding approximately 50.55% of the outstanding common stock of Sealy signed and delivered a written consent to the Merger.

The preceding summary is qualified in its entirety by reference to the Merger Agreement, attached hereto as Exhibit 12 which is incorporated by reference.

Support Agreement

Concurrently with the execution of the Merger Agreement, Sealy Holding LLC signed a support agreement (the “Support Agreement”) whereby it (i) agrees that it will not solicit, initiate, induce or knowingly encourage, facilitate or assist, any inquiry or proposal from, furnish non-public information to, participate in any discussions with, or enter into any agreement with, any person or group regarding any alternative transaction, or approve, endorse or recommend any such alternative transaction, (ii) commits to convert all of its Convertible Notes following the Merger, (iii) subject to the consummation of the Merger, agrees that it will consent to an amendment to the indenture governing the Convertible Notes to remove certain covenants and certain events of default and (iv) agrees that it will waive its appraisal rights with respect to the Merger.

The preceding summary is qualified in its entirety by reference to the Support Agreement attached hereto as Exhibit 13, which is incorporated by reference.

Item 7.                     Material to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended to add the following additional Exhibits:

Exhibit	Description

12

Agreement and Plan of Merger, dated as of September 26, 2012, among Tempur-Pedic International Inc., Silver Lightning Merger Company and Sealy Corporation (incorporated herein by reference to Exhibit 2.1 to Sealy’s Current Report on Form 8-K filed on September 27, 2012)

13

Letter Agreement, dated as of September 26, 2012, between Sealy Holding LLC and Tempur-Pedic International Inc. (incorporated herein by reference to Exhibit 2.2 to Sealy’s Current Report on Form 8-K filed on September 27, 2012)

14	Power of Attorney dated January 25, 2011, granted by William J. Janetschek

SIGNATURES

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: October 1, 2012
SEALY HOLDING LLC
	By:	/s/ Richard J. Kreider
Name: Richard J. Kreider Title: Attorney-in-fact for William J. Janetschek, Secretary

KKR MILLENNIUM FUND L.P.
	By:	KKR Associates Millennium L.P., its general partner
	By:	KKR Millennium GP LLC, its general partner
	By:	/s/ Richard J. Kreider
Name: Richard J. Kreider Title: Attorney-in-fact for Henry R. Kravis, Manager

	By:	/s/ Richard J. Kreider
Name: Richard J. Kreider Title: Attorney-in-fact for George R. Roberts, Manager

KKR ASSOCIATES MILLENNIUM L.P.
	By:	KKR Millennium GP LLC, its general partner
	By:	/s/ Richard J. Kreider
Name: Richard J. Kreider Title: Attorney-in-fact for Henry R. Kravis, Manager

	By:	/s/ Richard J. Kreider
Name: Richard J. Kreider Title: Attorney-in-fact for George R. Roberts, Manager

KKR MILLENNIUM GP LLC
By:	/s/ Richard J. Kreider
Name: Richard J. Kreider Title: Title: Attorney-in-fact for Henry R. Kravis, Manager

By:	/s/ Richard J. Kreider
Name: Richard J. Kreider Title: Attorney-in-fact for George R. Roberts, Manager

KKR FUND HOLDINGS L.P.
By:	KKR Fund Holdings GP Limited, its general partner
By:	/s/ Richard J. Kreider
Name: Richard J. Kreider Title: Attorney-in-fact for William J. Janetschek, Director

KKR FUND HOLDINGS GP LIMITED
By:	/s/ Richard J. Kreider
Name: Richard J. Kreider Title: Attorney-in-fact for William J. Janetschek, Director

KKR GROUP HOLDINGS L.P.
By:	KKR Group Limited, its general partner
By:	/s/ Richard J. Kreider
Name: Richard J. Kreider Title: Attorney-in-fact for William J. Janetschek, Director

KKR GROUP LIMITED
By:	/s/ Richard J. Kreider
Name: Richard J. Kreider Title: Attorney-in-fact for William J. Janetschek,

Director

KKR & CO. L.P.
By:	KKR Management LLC, its general partner
By:	/s/ Richard J. Kreider
Name: Richard J. Kreider Title: Attorney-in-fact for Henry R. Kravis, Designated Member

By:	/s/ Richard J. Kreider
Name: Richard J. Kreider Title: Attorney-in-fact for George R. Roberts, Designated Member

KKR MANAGEMENT LLC
By:	/s/ Richard J. Kreider
Name: Richard J. Kreider Title: Attorney-in-fact for Henry R. Kravis, Designated Member

By:	/s/ Richard J. Kreider
Name: Richard J. Kreider Title: Attorney-in-fact for George R. Roberts, Designated Member

HENRY R. KRAVIS
By:	/s/ Richard J. Kreider
Name: Richard J. Kreider Title: Attorney-in-fact

GEORGE R. ROBERTS
By:	/s/ Richard J. Kreider
Name: Richard J. Kreider Title: Attorney-in-fact